NEWS RELEASE No. 12-07

August 14, 2007

ASX Symbol - AGY

Mr Philip A Thick appointed as a Director

Argosy Minerals Inc. is pleased to announce that Mr Philip Thick has been appointed to the Board of Directors.

Mr Thick resides in Perth, Western Australia and is a qualified engineer with considerable experience at a global, regional and national level as a senior commercial and business manager.

Mr Thick was a Director of Shell Australia Limited with particular responsibility for their downstream business in Australia.  He has worked and travelled extensively throughout the world

ON BEHALF OF THE BOARD

Peter Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, CEO	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 21658 – 50B Avenue Langley, British Columbia V3A 8W8 Canada Telephone: 1-604-532-9043

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.